Banc of America Funds Trust
                       Columbia Funds Institutional Trust
                   Columbia Funds Master Investment Trust, LLC
                           Columbia Funds Series Trust
                          Columbia Funds Series Trust I
                     Columbia Funds Variable Insurance Trust
                    Columbia Funds Variable Insurance Trust I
                              One Financial Center
                                Boston, MA 02111


November 14, 2007

VIA EDGAR

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549



Re: Banc of America Funds Trust, Columbia Funds Institutional Trust, Columbia Funds Master Investment Trust, LLC, Columbia Funds Series Trust, Columbia Funds Series Trust I, Columbia Funds Variable Insurance Trust and Columbia Funds Variable Insurance Trust I
         (the "Registrants")


Ladies and Gentlemen:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), are the following documents:

1) a copy of the amended and restated agreement Pursuant to Rule 17g-1 dated as of July 1, 2007, entered into pursuant to paragraph
     (f) of the Rule, attached as Exhibit 1; and

2) a copy of the additional Riders 13 to 18 to the Registrants' current Fidelity Bond, attached as Exhibit 2.



Please contact me at (617) 772-3265 if you have any questions.

Sincerely,

/s/ Peter T. Fariel

Peter T. Fariel
Assistant Secretary


cc: M. Pilat